June 9, 2015

Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Autoliv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2015
File No. 001-12933

Dear Ms. Raminpour:

We are in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance at the Securities and Exchange Commission contained in its comment letter to Autoliv, Inc. (the “Company”), dated May 27, 2015 (the “Comment Letter”). The Comment Letter requests that the Company respond to the comments by June 10, 2015 or tell the Staff the date by when the Company will provide its response. As discussed with the Staff, we are writing to confirm that we have requested an extension to respond to the Comment Letter until June 24, 2015.

We appreciate the Staff’s cooperation in this matter.

If you have any questions or comments to this letter, please call the Company’s outside counsel, Dennis O. Garris, at Alston & Bird LLP, at 202-239-3452.

Sincerely,

/s/ Mats Wallin

Mats Wallin
Chief Financial Officer

Cc:	Fredrik Peyron, Group Vice President for Legal Affairs, General Counsel and Secretary, Autoliv, Inc.

Dennis O. Garris, Alston & Bird LLP